DarkBlueSea
DIRECT NAVIGATION EXPERTS

082-34920

07024559

14 June 2007

US Securities and Exchange Commission
100 F Street, N.E.
Washington DC, 20549
USA

SUPPL

Re – Level 1 ADR Program

Dear Sir/Madam,

We advise that in terms of new Rule 12g3-2(e) and Rule 12g3-2(f) and the maintaince of our ADR Progam and the exemption under 12g3-2(b), all our public releases are available on our corporate website at http://www.darkbluesea.com/investor.html

We advise that the information is available for a period of greater than 12 months.

We advise if there is anything further that you require.

Yours faithfully

Greg Platz
CFO

PROCESSED
JUN 2 1 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2007
WASH., D.C. 210 SECTION

END

Level 10, 243 Edward Street, Brisbane QLD 4000, Australia
G.P.O. Box 278, Brisbane 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61(0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796